Exhibit 99.1

Acergy S.A. Announces Fourth Quarter and Full Year Results

London, England – February 17, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the fourth quarter and audited accounts for the full year which ended on November 30, 2009. The Group’s accounts are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union and were approved by the Board on February 17, 2010.

Highlights

-	Revenue from continuing operations for fiscal year 2009 was $2,209 million (2008: $2,522 million)

-	Adjusted EBITDA( a) margin from continuing operations for fiscal year 2009 was 22.1% (2008: 22.7%)

-	Income from continuing operations for fiscal year 2009 was $259 million (2008: $330 million)

-	Strong cash and cash equivalents position of $908 million driven by good operational cashflow

-	Proposed dividend increased 5% to $0.23 per share, subject to shareholder approval

-	New major contract awards:

-	$500 million Nigerian Conventional contract, EGP3B for Chevron

-	SapuraAcergy joint venture awarded $170 million contract offshore Australia for Apache

-	Three year DSVi contract in the North Sea, awarded post quarter end

-	Post year end – acquisition of Acergy Borealis, a versatile high specification deepwater ship, at a favourable price

Jean Cahuzac, Chief Executive Officer, said:

“2009 was a rewarding year for Acergy. Despite a challenging business environment we continued to build our backlog, executed increasingly large and complex projects worldwide and delivered solid financial results. We maintained a disciplined approach to managing our cost base and built a strong cash position at this key point in the cycle. Our strong balance sheet has enabled us to continue to make strategic investments and the acquisition of Acergy Borealis represents a key milestone in our ongoing fleet enhancement programme.”

Financial Summary

	Three Months Ended		Twelve Months Ended
In $ millions, except share and per share data	Nov.30.09 Unaudited	Nov.30.08 Unaudited	Nov.30.09 Audited	Nov.30.08 Audited
Revenue from continuing operations	621.9	567.9	2,208.8	2,522.4
Gross profit	166.7	144.9	525.0	648.2
Net operating income from continuing operations	113.5	102.7	342.7	460.8
Income before taxes from continuing operations	119.1	135.7	361.3	492.3
Taxation	(40.4)	(45.8)	(102.8)	(162.6)
Income from continuing operations	78.7	89.9	258.5	329.7
Net income/(loss) from discontinued operations	2.4	1.5	7.2	(22.5)
Net income – total operations	81.1	91.4	265.7	307.2

Per share data (diluted)
Earnings per share – continuing operations	0.39	0.44	1.29	1.70
Earnings/(loss) per share – discontinued operations	0.01	0.01	0.04	(0.11)
Earnings per share – total operations	0.40	0.45	1.33	1.59
Weighted average number of common shares and common share equivalents outstanding (m)	206.2	204.7	183.8	207.5

Operating Review

Fourth Quarter

Acergy Northern Europe and Canada – Revenue from continuing operations for the fourth quarter was $163.5 million (Q4 2008: $226.1 million) reflecting lower activity levels, as anticipated, in an ongoing challenging market environment, partly offset by good operational progress on Ormen Lange, Gjoa, DONG Nini East, Norne and Deep Panuke, of which the latter remained in early stages. Net operating income from continuing operations for the quarter was $36.3 million (Q4 2008: $65.4 million), reflecting lower activity levels due to current market conditions offset by good operational performance of projects awarded in previous years, including the successful early completion of the Ormen Lange Project and good vessel utilisation. Net operating income for the fourth quarter of fiscal year 2008 included a credit of $33.0 million arising on the settlement of a Norwegian defined benefit pension scheme. Commercial negotiations regarding claims and variation orders on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the fourth quarter was $62.0 million (Q4 2008: $45.0 million) reflecting good progress on the offshore phase of the BHP Pyrenees Project, Bluewater Al-Sheehan Project and the Pluto Project, which remained in early stages. Net operating income from continuing operations for the quarter was $10.4 million (Q4 2008: $2.1 million) reflecting good performance on the BHP Pyrenees and Pluto Projects, together with a positive contribution from the SapuraAcergy joint venture.

Acergy Africa and Mediterranean – Revenue from continuing operations for the fourth quarter was $320.1 million (Q4 2008: $207.7 million) reflecting good operational progress on a number of major projects, including Block 15, EPC4A, Angola LNG and PazFlor and a good contribution from Sonamet in the quarter. Net operating income from continuing operations for the quarter was $65.4 million (Q4 2008: $22.8 million) reflecting strong operational performance on Block 15, good project performance across the project portfolio, including EPC4A, Angola LNG, PazFlor and Sonamet, and good utilisation of Acergy Polaris and Acergy Legend, which were in dry-dock in the fourth quarter of fiscal year 2008.

Acergy North America and Mexico – Revenue from continuing operations for the fourth quarter was $11.0 million (Q4 2008: $1.8 million) reflecting the contribution from the offshore installation phase of the Hess Conger Project, which completed during the quarter. Net operating income from continuing operations for the quarter was $9.2 million (Q4 2008: $3.9 million) primarily due to the successful completion of the cross-regional Frade Project and the completion of the Perdido and Hess Conger Projects.

Acergy South America – Revenue from continuing operations for the fourth quarter was $63.5 million (Q4 2008: $90.9 million) reflecting anticipated lower activity levels partly offset by the three ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter and the contribution from the Frade Project, which completed during the quarter. Net operating income from continuing operations for the quarter was $13.2 million (Q4 2008: $7.4 million) due to the successful completion of the cross-regional Frade Project and strong performance from Acergy Harrier, Acergy Condor and Pertinacia.

Acergy Corporate – Revenue from continuing operations for the fourth quarter was $1.8 million (Q4 2008: loss of $3.6 million) reflecting personnel services and related costs charged to the SapuraAcergy joint venture. Net operating loss from continuing operations for the quarter was $21.0 million (Q4 2008: net operating income $1.1 million) primarily due to the lower contribution from the NKT Flexibles and SHL joint ventures of $9.3 million (Q4 2008: $21.6 million) and lower utilisation of corporate vessels, partially offset by a reduction in administrative expenses.

Full Year

Acergy Northern Europe and Canada – Revenue from continuing operations for fiscal year 2009 was $648.8 million (2008: $843.1 million) reflecting lower activity levels and lower ship utilisation, as anticipated, in an ongoing challenging market environment. Good operational progress was made on DONG Nini East, Ormen Lange, Gjoa, and Deep Panuke, of which the latter remained in relatively early stages. Net operating income from continuing operations for fiscal year 2009 was $67.4 million (2008: $192.0 million), reflecting lower activity levels and pricing pressures due to current market conditions, partially offset by good operational performance across many projects, including DONG Nini East and Ormen Lange and lower administrative expenses resulting from cost reduction measures taken during the year. These results also reflect additional operating expenses on the Marathon Volund Project, which completed during the year, although commercial negotiations remain ongoing. Net operating income for fiscal year 2008 included a credit of $33.0 million arising on the settlement of a Norwegian defined benefit pension scheme.

Acergy Asia and Middle East – Revenue from continuing operations for fiscal year 2009 was $206.0 million (2008: $180.8 million) reflecting good progress on SURF projects in offshore installation phase, including Van Gogh, BHP Pyrenees, Bluewater Al Sheehan, and the Pluto Project, which remained in early stages. Net operating income from continuing operations in fiscal year 2009 was $37.8 million (2008: $14.4 million) due to the completion of the Dai Hung, Van Gogh and Bluewater Al Sheehan Projects, good project performance on the Pluto and BHP Pyrenees Projects and a positive contribution from the SapuraAcergy joint venture.

Acergy Africa and Mediterranean – Revenue from continuing operations for fiscal year 2009 was $999.7 million (2008: $1,175.9 million) reflecting lower SURF and Conventional activity levels due to the delay in contract awards, partially offset by good progress on a number of ongoing projects including Block 15, EPC4A, PazFlor, Angola LNG, together with EPC2B and Tombua Landana which completed during the year, and a strong contribution from Sonamet. A number of major projects in this segment, including Angola LNG, EGP3B and PazFlor remain in early stages. Net operating income from continuing operations for fiscal year 2009 was $171.3 million (2008: $183.7 million) reflecting lower SURF activity, partially offset by good project performance across the project portfolio, including Block 15, EPC4A, Tombua Landana, EPC2B, PazFlor and Sonamet and the completion of an extensive seven month upgrade and dry-docking programme on Acergy Polaris in early 2009.

Acergy North America and Mexico – Revenue from continuing operations for fiscal year 2009 was $57.8 million (2008: $4.4 million) reflecting the completion of the Perdido and Hess Conger Projects. Net operating income from continuing operations for fiscal year 2009 was $26.0 million (2008: $10.5 million) primarily due to the successful completion of the cross-regional Frade Project and the Perdido Project which completed during the year.

Acergy South America – Revenue from continuing operations for fiscal year 2009 was $288.8 million (2008: $320.1 million) reflecting anticipated lower contribution from lump-sum SURF projects partly offset by the three ships on long-term service agreements to Petrobras, which achieved good utilisation during the year and the contribution from the Frade and Roncador Manifold Projects, which completed during the year. Net operating income from continuing operations for fiscal year 2009 was $37.5 million (2008: $22.6 million) arising from good performance on all activities and the successful completion of the Frade Project.

Acergy Corporate – Revenue from continuing operations for fiscal year 2009 was $7.7 million (2008: loss of $1.9 million) reflecting personnel services and related costs charged to the SapuraAcergy joint venture. Net operating income from continuing operations for fiscal year 2009 was $2.7 million (2008: $37.6 million) primarily due to a reduction of $38.5 million from Acergy Corporate joint ventures: NKT Flexibles contributed $21.7 million (2008: $45.6 million), reflecting challenging conditions in the flexible pipe market; and Seaway Heavy Lifting contributed $15.0 million (2008: $29.6 million).

Discontinued operations

Net income from discontinued operations for the fourth quarter of fiscal year 2009 was $2.4 million (Q4 2008: $1.5 million) due to the small positive contribution for the Mexilhao Trunkline Project.

Net income from discontinued operations for fiscal year 2009 was $7.2 million (2008: net operating loss of $22.5 million) due to the positive contribution from Mexilhao Trunkline Project in Brazil.

Asset Development

Post year-end Acergy announced the acquisition of Acergy Borealis, a versatile deepwater ship for operations in challenging and harsh environments worldwide. Final completion and operational delivery of the ship is scheduled for the first half of 2012. Total costs, upon delivery, are expected to be less than $500m, including approximately $260m relating to the acquisition of the ship and delivery as per the original design. This investment will be funded entirely from the Company’s existing cash resources.

The Sonamet joint venture remained fully consolidated as at November 30, 2009 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

Post year end, a fire occurred on Acergy Falcon while in dry-dock. No material impact on earnings is expected.

Financial Review

Fourth Quarter

Revenue from continuing operations for the fourth quarter was $622 million (Q4 2008: $568 million) primarily reflecting good activity levels in West Africa and Asia Pacific partly offset by lower activity levels in the North Sea and Brazil, as anticipated.

Gross profit was $167 million (Q4 2008: $145 million) reflecting good project execution and increased vessel utilisation partly offset by lower activity levels and the current portfolio mix with fewer major deepwater projects in installation phase or completed during the quarter compared to 2008, and the recognition of a $30 million pension credit in the fourth quarter of fiscal year 2008.

Administrative expenses were $67 million (Q4 2008: $68 million).

Acergy’s share of results of associates and joint ventures was $14 million (Q4 2008: $26 million) reflecting positive albeit lower contributions from NKT Flexibles and Seaway Heavy Lifting, and a positive contribution from SapuraAcergy.

The Adjusted EBITDA margin from continuing operations for the three months was 26.3% (Q4 2008: 23.8%). The Adjusted EBITDA margin from total operations for the three months was 25.9% (Q4 2008: 18.9%).

Other gains were $13 million (Q4 2008: $35 million) primarily reflecting the effect of foreign exchange translation on short-term inter-company and cash balances.

Income before taxes from continuing operations for the fourth quarter was $119 million (Q4 2008: $136 million) reflecting good operational performance and increased vessel utilisation. This was partly offset by anticipated lower activity levels, particularly in the North Sea, a lower contribution from associates and joint ventures and a lower contribution from other gains due to foreign exchange movements.

Taxation for the quarter was $40 million (Q4 2008: $46 million) resulting in an effective tax rate for the quarter of 34% (Q4 2008: 34%) reflecting the current geographical portfolio mix of our business.

Income from continuing operations for the fourth quarter was $79 million (Q4 2008: $90 million). Net income from total operations for the fourth quarter was $81 million (Q4 2008: $91 million).

Full Year

Revenue from continuing operations for fiscal year 2009 was $2,209 million (2008: $2,522 million) primarily reflecting lower activity levels in the North Sea, West Africa and Brazil, as anticipated, partly offset by good activity levels in Asia Pacific and the Gulf of Mexico.

Gross profit was $525 million (2008: $648 million) reflecting the lower activity levels and the current portfolio mix with fewer major deepwater projects in installation phase or completed during the year, compared to 2008 and the recognition of a $30 million pension credit in fiscal year 2008. This was partially offset by good project execution, high vessel utilisation and a good contribution from Sonamet.

Administrative expenses were $231 million (2008: $254 million) reflecting favourable exchange rate movements and the effect of cost reduction initiatives.

Acergy’s share of results of associates and joint ventures was $49 million (2008: $63 million) reflecting lower contributions from NKT Flexibles of $22 million (2008: $46 million) due to ongoing challenging market conditions, and Seaway Heavy Lifting of $15 million (2008: $30 million) reflecting a particularly strong contribution from SHL in fiscal year 2008, partially offset by a positive contribution from SapuraAcergy of $10 million (2008: loss of $15 million) due to good project performance and Sapura3000 being available for the full year allowing higher utilisation.

The Adjusted EBITDA margin from continuing operations for the twelve months was 22.1% (2008: 22.7%). The Adjusted EBITDA margin from total operations for the twelve months was 21.7% (2008: 19.4%).

Income before taxes from continuing operations for fiscal year 2009 was $361 million (2008: $492 million) reflecting anticipated lower activity levels, particularly in the North Sea and a lower contribution from associates and joint ventures, partly offset by good operational performance across all regions.

Taxation for the fiscal year was $103 million (2008: $163 million) resulting in an effective tax rate for the full year of 28% (2008: 33%) reflecting the current geographical portfolio mix of our business and partly offset by a net provision release relating to the resolution of a number of ongoing audits.

Income from continuing operations for fiscal year 2009 was $259 million (2008: $330 million). Net income from total operations for fiscal year 2009 was $266 million (2008: $307 million).

The cash and cash equivalents position at the year end was $908 million (2008: $573 million) due to strong operational cash generation. Deferred revenue at the year end stood at $280 million (2008: $306 million).

At November 30, 2009 Acergy S.A. held directly 10,867,809 treasury shares representing 5.57% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including treasury shares.

The Board proposes to increase the dividend by 5% to $0.23 per share (2008: $0.22 per share), subject to shareholder approval at the 2010 Annual General Meeting.

Backlog

Backlog for continuing operations as at November 30, 2009 was approximately $2.8 billion, of which approximately $1.7 billion is expected to be executed in the fiscal year 2010. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Nov.30.09	Aug.31.09	Nov.30.08
Backlog(1)	2,848	2,628	2,511
Pre-Backlog(2)	249	42	149

(1)	Backlog excludes amounts related to discontinued operations as of Nov.30.09: $43 million, Aug.31.09: $72 million, Nov.30.08: $114 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

We have good visibility for 2010 with $1.7 billion of revenue already in hand. This supports our guidance for fiscal year 2010 namely for continuing operations, we expect to deliver revenue in line with 2009, albeit with a lower Adjusted EBITDA margin.

We have seen a recent increase in tendering activity, most particularly in the UK North Sea and the Gulf of Mexico, but the pricing environment continues to be very competitive.

This year, we anticipate more activity in the Conventional market in West Africa and we are also encouraged that certain major SURF contracts, delayed during 2009, are expected to come to market award. The offshore installation phase of most of these projects is expected to commence from late 2011 onwards, and given their size are likely to contribute to substantial industry growth in the medium-term.

We expect the Conventional market in West Africa to remain very strong and believe the trend will be for SURF projects to continue to increase in size and complexity. Acergy is well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these future growth opportunities.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, continued commercial negotiations relating to the Marathon Volund Project, the timing of the final completion and operational delivery of the Acergy Borealis, the impact on earnings resulting from the fire on the Acergy Falcon, expectations regarding our backlog and pre-backlog, and statements contained in the “Trading Outlook” section, including our visibility for 2010, the anticipation of increased activity in the conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the increase in tendering activity in the North Sea and the Gulf of Mexico, the expectation that the conventional market in West Africa will remain very strong in the medium-term, the expectation for SURF contracts to increase in size and complexity in the medium-term and our ability to capture future growth opportunities. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information		Replay Facility Details

Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:

Date:	Wednesday February 17, 2010	Date:	Wednesday February 17, 2010
Time:	3.00pm UK Time	Time:	4.30pm UK Time

Conference Dial In Numbers:			Date: Tuesday February 23, 2010
UK	:	0800 694 0257	Time: 4.30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Netherlands	:	0800 023 5091	International Dial In:	+44 (0) 1452 550 000
Germany	:	0800 101 4960
Passcode : 53466367#
International Dial In	:	+44 (0) 1452 555 566

Passcode : 53466367

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

– End Text –

Tables Follow –

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	Nov 30.09 Unaudited	Nov 30.08 Unaudited	Nov 30.09 Audited	Nov 30.08 Audited
Revenue from continuing operations	621.9	567.9	2,208.8	2,522.4
Operating expenses	(455.2)	(423.0)	(1,683.8)	(1,874.2)

Gross profit	166.7	144.9	525.0	648.2

Administrative expenses	(66.7)	(68.3)	(231.3)	(253.8)
Net other operating income	—	0.1	—	3.4
Share of results of associates and joint ventures	13.5	26.0	49.0	63.0

Net operating income from continuing operations	113.5	102.7	342.7	460.8

Investment income	1.6	4.3	6.4	17.9
Other gains	12.5	34.9	43.6	44.1
Finance costs	(8.5)	(6.2)	(31.4)	(30.5)

Income before taxes from continuing operations	119.1	135.7	361.3	492.3

Taxation	(40.4)	(45.8)	(102.8)	(162.6)

Income from continuing operations	78.7	89.9	258.5	329.7
Net income / (loss) from discontinued operations	2.4	1.5	7.2	(22.5)

Net income	81.1	91.4	265.7	307.2

Net income attributable to:
Equity holders of parent	76.3	85.3	245.0	301.4
Minority interest	4.8	6.1	20.7	5.8

Net income	81.1	91.4	265.7	307.2

PER SHARE DATA
Earnings / (loss) per share
Basic
Continuing operations	0.40	0.46	1.30	1.76
Discontinued operations	0.02	0.01	0.04	(0.12)

Net earnings	0.42	0.47	1.34	1.64

Diluted
Continuing operations	0.39	0.44	1.29	1.70
Discontinued operations	0.01	0.01	0.04	(0.11)

Net earnings	0.40	0.45	1.33	1.59

Weighted average number of common shares and common share equivalents outstanding (m)
Basic	183.1	182.8	183.0	184.1
Diluted	206.2	204.7	183.8	207.5
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	34.9	101.0	171.8	292.9
Depreciation and amortisation	35.2	30.6	131.0	110.4
Impairment	14.6	1.8	14.6	1.8

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at Nov.30.09 Audited(1)	As at Nov.30.08 Audited(1)
ASSETS
Non-current assets
Intangible assets	9.4	3.8
Property, plant and equipment	821.8	907.6
Interest in associates and joint ventures	190.3	140.2
Advances and receivables and other non-current assets	49.3	47.9
Deferred tax assets	19.3	39.8

Total non-current assets	1,090.1	1,139.3

Current assets
Inventories	22.4	38.5
Trade and other receivables	297.9	354.5
Other current assets	38.7	56.8
Assets held for sale	263.6	75.5
Other accrued income and prepaid expenses	212.8	233.5
Cash and cash equivalents(2)	907.6	573.0

Total current assets	1,743.0	1,331.8

Total assets	2,833.1	2,471.1

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9
Own shares	(222.6)	(229.4)
Paid in surplus	503.9	498.7
Equity reserve	110.7	110.7
Translation reserve	(12.0)	(70.4)
Other reserves	(60.1)	(70.4)
Retained earnings	358.2	158.6

Equity attributable to equity holders of the parent	1,068.0	787.7
Minority interest	31.2	13.7

Total equity	1,099.2	801.4

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	415.8	409.2
Retirement benefit obligation	27.2	21.2
Deferred tax liabilities	49.9	56.1
Other non-current liabilities	19.8	69.0

Total non-current liabilities	512.7	555.5

Current liabilities
Trade and other payables	624.1	651.6
Current tax liabilities	97.9	69.1
Current portion of borrowings	—	10.1
Liabilities directly associated with assets held for sale	174.9	—
Other current liabilities	44.5	77.8
Deferred revenue	279.8	305.6

Total current liabilities	1,221.2	1,114.2

Total liabilities	1,733.9	1,669.7

Total equity and liabilities	2,833.1	2,471.1

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008 and 2009.
(2)	As at November 30, 2009 cash balances of $907.6 million exclude $103.6 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR TWELVE MONTHS ENDED NOVEMBER 30, 2009

(In $ millions)

Balance, November 30, 2008	158.6
Net income for twelve months ended November 30, 2009	245.0
Dividend paid	(40.2)
Loss on sale of own shares	(5.2)

Balance, November 30, 2009	358.2

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	Nov.30.09	Nov.30.08	Nov.30.09	Nov.30.08
Net income attributable to equity holders	76.3	85.3	245.0	301.4
(Income) / loss from discontinued operations	(2.4)	(1.5)	(7.2)	22.5

Net income from continuing operations	73.9	83.8	237.8	323.9
Interest expense on convertible note	7.4	7.2	29.5	28.4

Adjusted net income from continuing operations including convertible note	81.3	91.0	267.3	352.3

Weighted-average number of common shares:
Basic number of shares	183,118,916	182,809,118	182,956,010	184,142,708

Diluted number of shares	184,146,680	183,472,228	183,791,160	186,277,554
Convertible note dilutive effect	22,016,733	21,258,503	22,016,733	21,258,503

Total diluted number of shares	206,163,413	204,730,731	205,807,893	207,536,057

BASIC
Continuing operations	$0.40	$0.46	$1.30	$1.76
Discontinued operations	$0.02	$0.01	$0.04	$(0.12)

Net earnings	$0.42	$0.47	$1.34	$1.64

DILUTED excluding convertible note
Continuing operations	$0.40	$0.46	$1.29	$1.74
Discontinued operations	$0.01	$0.01	$0.04	$(0.12)

Net earnings	$0.41	$0.47	$1.33	$1.62

DILUTED including convertible note
Continuing operations	$0.39	$0.44	$1.30	$1.70
Discontinued operations	$0.01	$0.01	$0.04	$(0.11)

Net earnings	$0.40	$0.45	$1.34	$1.59

•	For the three months ended November 30, 2009 the effect of inclusion of the convertible loan note is to reduce the diluted EPS from $0.41 to $0.40. This is said to be dilutive and is therefore included in the calculation.
•	For the twelve months ended November 30, 2009 the effect of inclusion of the convertible loan note would be to increase the diluted EPS from $1.33 to $1.34. This is said to be anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Northern Europe and Canada (NEC) includes all activities in Northern Europe and Eastern Canada; Acergy Asia and Middle East (AME) includes all activities in Asia Pacific, India and the Middle East and including the SapuraAcergy joint venture, Acergy Africa and Mediterranean (AFMED) covers activities in Africa and the Mediterranean; Acergy North America and Mexico (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean, Acergy Corporate (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; Management and corporate services provided for the benefit of all of the Group’s businesses.

Three months ended November 30, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue(1)	163.5	62.0	320.1	11.0	63.5	1.8	621.9
Net operating income/(loss)	36.3	10.4	65.4	9.2	13.2	(21.0)	113.5
Investment income							1.6
Other gains							12.5
Finance costs							(8.5)

Net income before taxation from continuing operations							119.1

Three months ended November 30, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue(1)	226.1	45.0	207.7	1.8	90.9	(3.6)	567.9
Net operating income	65.4	2.1	22.8	3.9	7.4	1.1	102.7
Investment income							4.3
Other gains							34.9
Finance costs							(6.2)

Net income before taxation from continuing operations							135.7

Twelve months ended November 30, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue(1)	648.8	206.0	999.7	57.8	288.8	7.7	2,208.8
Net operating income	67.4	37.8	171.3	26.0	37.5	2.7	342.7
Investment income							6.4
Other gains							43.6
Finance costs							(31.4)

Net income before taxation from continuing operations							361.3

Twelve months ended November 30, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue(1)	843.1	180.8	1,175.9	4.4	320.1	(1.9)	2,522.4
Net operating income	192.0	14.4	183.7	10.5	22.6	37.6	460.8
Investment income							17.9
Other gains							44.1
Finance costs							(30.5)

Net income before taxation from continuing operations							492.3

(1)

Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the three months ended November 30, 2009. The revenue from these clients was $282 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the twelve months ended November 30, 2009. The revenue from these clients was $876 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the three months ended November 30, 2008. The revenue from these clients was $269 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the twelve months ended November 30, 2008. The revenue from these clients was $1,010 million and was attributable to Acergy AFMED and Acergy NEC.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Nov 30.09	Nov 30.09	Nov 30.09	Nov 30.08	Nov 30.08	Nov 30.08
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	113.5	4.6	118.1	102.7	3.5	106.2
Depreciation and amortisation	35.2	0.1	35.3	30.6	2.0	32.6
Impairments	14.6	1.0	15.6	1.8	(13.3)	(11.5)

Adjusted EBITDA	163.3	5.7	169.0	135.1	(7.8)	127.3

Revenue	621.9	29.5	651.4	567.9	104.7	672.6

Adjusted EBITDA %	26.3%	19.3%	25.9%	23.8%	(7.4)%	18.9%

	Twelve Months Ended			Twelve Months Ended
	Nov 30.09	Nov 30.09	Nov 30.09	Nov 30.08	Nov 30.08	Nov 30.08
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income/(loss)	342.7	15.5	358.2	460.8	(22.5)	438.3
Depreciation and amortisation	131.0	0.1	131.1	110.4	8.0	118.4
Impairments	14.6	1.0	15.6	1.8	(13.3)	(11.5)

Adjusted EBITDA	488.3	16.6	504.9	573.0	(27.8)	545.2

Revenue	2,208.8	114.8	2,323.6	2,522.4	281.8	2,804.2

Adjusted EBITDA %	22.1%	14.5%	21.7%	22.7%	(9.9)%	19.4%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Nov 30.09	Nov 30.09	Nov 30.09	Nov 30.08	Nov 30.08	Nov 30.08
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	78.7	2.4	81.1	89.9	1.5	91.4

Depreciation and amortisation	35.2	0.1	35.3	30.6	2.0	32.6
Impairments	14.6	1.0	15.6	1.8	(13.3)	(11.5)
Investment income	(1.6)	—	(1.6)	(4.3)	—	(4.3)
Other gains and losses	(12.5)	(0.6)	(13.1)	(34.9)	1.7	(33.2)
Finance costs	8.5	—	8.5	6.2	1.0	7.2
Taxation	40.4	2.8	43.2	45.8	(0.7)	45.1

Adjusted EBITDA	163.3	5.7	169.0	135.1	(7.8)	127.3

Revenue	621.9	29.5	651.4	567.9	104.7	672.6

Adjusted EBITDA %	26.3%	19.3%	25.9%	23.8%	(7.4)%	18.9%

	Twelve Months Ended			Twelve Months Ended
	Nov 30.09	Nov 30.09	Nov 30.09	Nov 30.08	Nov 30.08	Nov 30.08
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income / (loss)	258.5	7.2	265.7	329.7	(22.5)	307.2

Depreciation and amortisation	131.0	0.1	131.1	110.4	8.0	118.4
Impairments	14.6	1.0	15.6	1.8	(13.3)	(11.5)
Investment income	(6.4)	—	(6.4)	(17.9)	—	(17.9)
Other gains and losses	(43.6)	1.6	(42.0)	(44.1)	1.1	(43.0)
Finance costs	31.4	—	31.4	30.5	1.0	31.5
Taxation	102.8	6.7	109.5	162.6	(2.1)	160.5

Adjusted EBITDA	488.3	16.6	504.9	573.0	(27.8)	545.2

Revenue	2,208.8	114.8	2,323.6	2,522.4	281.8	2,804.2

Adjusted EBITDA %	22.1%	14.5%	21.7%	22.7%	(9.9)%	19.4%

– End –